Room 4561

October 30, 2006

Mr. Robert Burden
President
PlayBOX (US) Inc.
Suite 5.18, 130 Shaftesbury Avenue
London, England W1D 5EU

Re: PlayBOX (US) Inc.
Amendment No. 1 to Registration Statement on Form SB-2 filed October 10, 2006
File No. 333-134852

Dear Mr. Burden:

    We have reviewed your amended filing and response letter filed on October 10, 2006 and have the following comments.

Amendment No. 1 to Registration Statement on Form SB-2

Certain Relationships and Related Transactions, page 46

1.   We note your response to comment 29 of our letter dated July 5, 2006. Please revise your disclosure to provide the material terms of the advance arrangement including the payment terms and whether the advance is subject to interest accrual.

Executive Compensation

Summary Compensation Table, page 53

2.   Please update your disclosure here to provide information as of your fiscal year ended September 30, 2006.

PlayBOX (US) Inc.

Interim Financial Statements

Notes to Interim Consolidated Financial Statements

General

1. We note that you have revised the interim financial statements to remove various footnote disclosures that had previously been provided. Explain to us the basis for this revision. As part of your response, address how your decision to revise the footnotes took into consideration the change in legal entity between the date of the annual and interim financial statements.

Note 4. Agency Exploitation Agreement, page F-9

2. Your response to comment 32 of our letter dated July 5, 2006 indicates that customers may not take possession of the PlayBOX software, run the software on their own computers or contract with another party to host the software. Based on this, you have concluded that your revenue arrangements are outside the scope of SOP 97-2. However, your response to comment 34 of our letter dated July 5, 2006 indicates that the PlayBOX software was obtained for external use and, therefore, was accounted for under SFAS 86. Please further explain to us the basis for your conclusion that the PlayBOX software is within the scope of SFAS 86. As part of your response, explain how you have considered paragraph 7 of EITF 00-3 and paragraph 15 of SOP 98-1. Please note that EITF 00-3, par. 7 indicates that, if a vendor never sells, leases or licenses software in an arrangement within the scope of SOP 97-2, then the software is utilized in providing services and the costs of the software should be accounted for in accordance with SOP 98-1. Given your stated conclusion that your revenue arrangements are outside the scope of SOP 97-2, we would expect that the software utilized to provide the services underlying your arrangements would be accounted for under SOP 98-1.

3. Your response to comment 34 of our letter dated July 5, 2006 indicates that when the PlayBOX software was being developed there was a substantive marketing plan in place to market the PlayBOX software. Please explain, in reasonable detail, the substantive marketing plan that you had in place at the time you acquired the PlayBOX technology in March 2006. Tell us whether any marketing channels were selected or any promotional, delivery, billing or support activities were identified. See paragraph 12 of SOP 98-1. As part of your response, please tell us how your current plans to market the PlayBOX software compare to the plans in place as of March 31, 2006.

PlayBOX Media Limited

Note 2. Significant Accounting Policies

Revenue Recognition, page F-22

4. As previously noted, the existing disclosure regarding your revenue recognition policy is general in nature. Please revise to provide footnote disclosure similar to the information provided in your response to comment 32 of our letter dated July 5, 2006. In this regard, we note that you should identify the nature, terms and revenue recognition policies for each material type of transaction.

5. Your response to comment 32 of our letter dated July 5, 2006 appears to indicate that set-up fee services are recognized over the course of the Web-based interface creation. Please explain your basis for recognizing revenue in this manner. In this regard, we note that the services you are providing are initial set-up fees that are required in order provide your customer with the functionality they require. Please tell us how you have considered SAB Topic 13:A.3.f which requires that set-up fees be deferred and recognized over the term of the hosting arrangement.

6. Your responses to comments 32 and 33 of our letter dated July 5, 2006 indicate that your arrangements include set-up, monthly service and revenue share services. These appear to be multiple element arrangements. Please explain to us how you have considered EITF 00-21. To the extent that transactions involve multiple elements, revise your disclosure to identify all elements included in each type of sales transaction, clearly indicate the revenue recognition policy for each element, and explain how you allocate revenue to each accounting unit.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Christine Davis at (202) 551-3408 or Brad Skinner, Branch Chief, at (202) 551-3489 if you have questions regarding our comments on the financial statements and related matters. If you have any other questions, please call Daniel Lee at (202) 551-3477. If you require additional assistance you may contact me at (202) 551-3462 or in my absence Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile
        Mr. Michael H. Taylor
        Lang Michener LLP
        Facsimile: (604) 685-7084